                                               Filed pursuant to Rule 424(b)(3)
                                               File No. 333-39939

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                                                      PROSPECTUS

  3,750,000 SHARES  (issuable upon conversion of Series A Preferred Stock)
    140,000 SHARES  (issuable upon exercise of Warrants)
     70,000 SHARES  (issued)

                            AUREAL SEMICONDUCTOR INC.
                                  COMMON STOCK
                               ($0.001 Par Value)

        Of the aggregate 3,960,000 shares (the "Shares") of Common Stock of Aureal Semiconductor Inc., a Delaware corporation ("Aureal" or the "Company"), offered by this Prospectus, 70,000 shares are issued and outstanding (the "Common Shares"), 3,750,000 shares are issuable upon conversion of issued shares of Series A Preferred Stock of the Company (the "Series A Shares") and 140,000 shares are issuable upon exercise of issued warrants to purchase Common Stock (the "Definitive Warrants"). The Definitive Warrants were issued by the Company in February 1998 and have an exercise price of $2.50 per share. The Definitive Warrants and the Common Shares were issued by the Company to the holders of such securities as compensation for services rendered. With respect to the Definitive Warrants and the Series A Shares issued by the Company, the Company relied upon the exemptions provided by Section 4(2) of the Securities Act of 1933, as amended, and Regulation D promulgated thereunder as transactions by an issuer, neither of which involved a public offering (the "Exemption"). With respect to the common stock issuable upon exercise of the Definitive Warrants and the common stock issuable upon conversion of the Series A Shares, the Company will rely upon the Exemption. None of the Common Shares being registered hereby are being offered to the public by the Company. Accordingly, the Company will not receive any of the proceeds from the resale of such securities.

        The Common Shares, the Series A Shares and the Definitive Warrants were issued in connection with a privately placed equity financing to institutional investors (the "Selling Stockholders") pursuant to a series of subscription agreements (the "Financing Agreements"). The Series A Shares are convertible into shares of the Company's Common Stock, calculated pursuant to a formula based on the lower of (i) $2.50 (the "Fixed Conversion Price") or (ii) a defined percentage (not less than 80%) of the lowest average closing bid price of the Company's Common Stock for any five (5) trading days during the thirty (30) trading days immediately preceding the date of conversion (the "Variable Conversion Price"), all as set forth in the Company's Certificate of Designation for the Series A Shares (the "Certificate of Designation"). Conversion of the Series A Preferred Stock can commence at a date four months after the final closing date (March 11, 1998). Variable Conversion Price conversions can be completed at the rate of 15% of the originally issued Preferred Stock per month. 100% of the Series A Preferred Stock is thus available for Variable Conversion Price conversion as of January 1999. No such limitations apply to Fixed Conversion Price conversions. The Certificate of Designation also gives the Company the right to redeem some or all of the Series A Shares at a per share price equal to a percentage of the purchase price of the Series A Shares being called for redemption, ranging from 115% to 130%, depending upon the date of the redemption.

        The Company will bear all out-of-pocket expenses incurred in connection with the registration of the Shares, including, without limitation, all registration and filing fees imposed by the Securities and Exchange Commission (the "Commission"), the National Association of Securities Dealers, Inc. (the "NASD") and blue sky laws, printing expenses, transfer agents' and registrars' fees, and the reasonable fees and disbursements of the Company's outside counsel and independent accountants, but excluding transfer or other taxes and other costs and expenses incident to the issuances of the Shares.

        The Company's Common Stock is quoted on the OTC Bulletin Board under the symbol "AURL". On July 9, 1998, the average of the closing bid and asking price of the Company's Common Stock was $2.156. The 3,960,000 shares being offered hereby represent approximately 8.6% of the Company's total outstanding securities, recognizing that 3,890,000 shares being registered herein are subject to purchase from the Company pursuant to conversion of Series A Preferred Stock and exercise of warrants but are not currently outstanding. Registering such a large percentage of the Company's total outstanding securities may have an adverse effect on the market price for the Company's securities.

                        --------------------------------
       SEE "RISK FACTORS" BEGINNING ON PAGE 5 FOR A DISCUSSION OF CERTAIN
           FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS
                       OF THE COMMON STOCK OFFERED HEREBY.

NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS,
 OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, IN CONNECTION WITH THE OFFERING
  DESCRIBED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS
     MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFEROR
  TO BUY, NOR SHALL THERE BE ANY SALE OF THESE SECURITIES BY ANY PERSON IN ANY
    JURISDICTION IN WHICH IT IS UNLAWFUL FOR SUCH PERSON TO MAKE SUCH OFFER, SOLICITATION OR SALE. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE
     HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE
                                    HEREOF.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                                CRIMINAL OFFENSE.

The date of this Prospectus is July 10, 1998.

                              AVAILABLE INFORMATION

        The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. The reports, proxy statements and other information filed by the Company with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Regional Offices of the Commission located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60611 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can also be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Such reports and other information may also be inspected without charge at a Web site maintained by the Commission. The address of the site is http:\\www.sec.gov. The Company's Common Stock is traded on the OTC Bulletin Board.

                      INFORMATION INCORPORATED BY REFERENCE

        There are hereby incorporated by reference in this Prospectus the following documents and information heretofore with the Commission:

        (1) The Company's Annual Report on Form 10-K for the fiscal year ended December 28, 1997, filed on March 30, 1998, as amended by Amendment No. 1 to Form 10-K filed on June 3, 1998, and as amended by Amendment No. 2 to Form 10-K filed on July 2, 1998.

        (2) The Company's Report on Form 8-K filed on March 16, 1998, as amended by Amendment No. 1 to Form 8-K filed on June 3, 1998, and as amended by Amendment No. 2 to Form 8-K filed on July 2, 1998.

        (3) The Company's Definitive Proxy filed on May 6, 1998.

        (4) The Company's Quarterly Report on Form 10-Q for the quarter ended March 29, 1998, filed on May 12, 1998.

        (5) The Company's Report on Form 8-K filed on June 15, 1998, as amended by Amendment No. 1 to Form 8-K filed on July 2, 1998.

        In addition, the Company will deliver a copy of its (i) Annual Report on Form 10-K/A-2 for the fiscal year ended December 28, 1997, and (ii) most recent Form 10-Q, without charge, to each person receiving a copy of this Prospectus.


                                   THE COMPANY

        Aureal Semiconductor Inc. is a producer of audio semiconductor products and advanced audio technologies for the PC and consumer electronics markets. The Company contracts with independent silicon foundries for production of its semiconductor products, and thus is a "fabless" semiconductor company. The foundry that manufactures the majority of the Company's semiconductor products is one of the three largest foundries in the world that manufacture products exclusively for third parties. The Company's objective is to be a leading provider of advanced digital audio solutions for the PC and consumer electronics markets. In its pursuit of this objective, the Company has had several significant accomplishments over the past year.

        In February and March of 1998, Aureal announced several major design wins for the Vortex AU8820 Digital Audio Processor, including: Dell Computer Corporation, the world's leading direct computer systems company; Turtle Beach Systems, a leading U.S. provider of premier audio products for the PC; TerraTec Electronic GmbH, a leading European provider of sound card products; and Aztech Systems Ltd., a leading sound card retail and OEM company. By these design wins, the foregoing manufacturers have agreed to incorporate the Vortex AU8820 in their products or in their component parts for their products. In addition, pursuant to standard open purchase orders with the Company for the purchase of the Vortex AU8820 chip, these customers or component manufacturing for such customers, along with others, have agreed to promote the Company's A3D technology. To date, however, the Company has not generated significant revenue from the sale of the Vortex AU8820 chip or any other product.

        Earlier in 1998, the Vortex AU8820 received Microsoft's Windows Hardware Quality Labs (WHQL) certification. Microsoft's WHQL certification virtually ensures that customers integrating the Vortex AU8820 chip into their audio subsystems will receive quality approval from Microsoft which is a key differentiation for consumers looking for quality in PC products.

        During the fourth quarter of 1997, Aureal made initial customer shipments of the Vortex AU8820. This important milestone brought to an end a transition period of over two years where Aureal was primarily focused on the development of the Company's new technology.

        The Company also completed some significant financing transactions in 1997 and early 1998. The Company completed the sale of the Series A Shares in March of 1998. In June 1998, the Company completed a $5 million private placement of three-year 8% convertible Series C preferred stock (the "Series C Preferred"), and exchanged the outstanding balance of $31.5 million under its working capital line of credit into $39.375 of convertible preferred stock (the "Series B Preferred"). The terms of the Series B Preferred include the holders' right to convert such shares into Common Stock of the Company, at the rate of $2.50 of Series B Preferred per share of Common Stock, at any time over the five-year term of the Series B Preferred. The 8% dividend may be paid in cash or in the form of additional shares of Series B Preferred, at the Company's option. Holders of the Series B Preferred will be entitled to vote the equivalent number of shares of Common Stock as would be held upon conversion. The shares may be redeemed, for cash, at face value (plus accrued dividends) at any time, at the option of the Company. The Company is contractually obligated to register for re-sale purposes the Common Stock issued upon conversion of the Series B Preferred pursuant to the terms of a Registration Rights Agreement, as amended.

        The Series C Preferred is convertible at the lesser of the fixed conversion price (the "Fixed Conversion Price") of $2.50 face value of the Series C Preferred per share of the Company's Common Stock, or at varying discounts from the then-current market price of the Common Stock if the Common Stock is trading at prices below $2.50 per share over certain periods of time ("Variable Conversion Price"). Conversion of the Series C Preferred can commence four months after the last closing (no later than July 10, 1998) of the sale of Series C Preferred. The holders of the Series C Preferred may convert, at the Variable Conversion Price, at a rate of 15% of the originally issued Series C Preferred per month. All of the Series C Preferred may be converted into Common Stock at the Variable Conversion Price as of June 1999. No such limitations apply to conversions of the Series C Preferred at the Fixed Conversion Price. Accretion at the 8% rate on the outstanding Series C Preferred is terminated if at any time the Common Stock trades at a price in excess of 150% of the Fixed Conversion Price for twenty consecutive trading days. At such time as accretion is terminated, if ever, all restrictions related to conversion of the Series C Preferred are eliminated. If not converted earlier, all outstanding Series C Preferred will convert into Common Stock three years from the issue date. The Company is contractually obligated to register for re-sale purposes the Common Stock issued upon conversion of the Series C Preferred pursuant to the terms of a Registration Rights Agreement.

        In addition, the Company entered into a new $40 million line of credit agreement. The Company has incurred aggregate losses of $139 million, including losses of $104 million, $17 million and $18 million in each of fiscal 1995, 1996 and 1997, respectively.

        In the consumer electronics field, the Company has announced licensing deals with Zoran Corporation, LSI Logic Corporation and Yamaha Corporation for its A3D Surround technology. Advent has introduced its Powered Partners speaker product line, which is based on Aureal's VSP901 ProLogic chip. The Company continues to invest significant resources towards the development of semiconductor products targeted for the multi-channel mini-component and audio receiver markets that will include the Company's A3D Surround technology for Dolby ProLogic, Dolby Digital and MPEG II audio.

        In September 1996, the Company announced "A3D", the Company's proprietary 3D audio technologies. These technologies provide an interactive audio experience by surrounding the listener with sounds in all three dimensions, with only two-speaker or headphone presentations. The Company now has numerous game developers and over twenty companies utilizing A3D either as a licensed product or as a product utilizing the Vortex AU8820. Many of these companies are actively promoting the A3D brand name on packaging, advertising and at tradeshows.

        The Company's revenues for 1997 were primarily related to the up-front licensing fees for its A3D technologies, the sale of a modest number of VSP901 chips and the initial shipments of the Vortex AU8820 chip. The Company has begun volume shipments of its Vortex AU8820 device in 1998.

        The Company, in May 1996, acquired 100% ownership of Crystal River Engineering, Inc. (CRE) a leader in the field of 3D audio technology. This merger of resources has enabled Aureal Semiconductor to offer hardware and software solutions optimized for 3D audio presentation.

        In August 1995, the Company announced that it was divesting its multimedia components business to implement its current business plan based on development and sale of software and semiconductor solutions providing advanced audio for the PC and consumer electronics markets. The Company was active in the business of selling multimedia components for the retail market from its founding in 1990 through mid-1995 (operating as Media Vision Technology Inc.) Since November of 1995, the Company has operated under its current name, which was formally changed at its Annual Stockholders' Meeting in May 1996.

        The Company is headquartered in Fremont, California in a leased 36,000 square foot building. As of December 28, 1997, the Company had 81 employees. Of this total, 47 were engaged in engineering functions, 23 were in sales and marketing activities, and 11 were engaged in administrative support. Competition for employees in the Company's industry is intense. None of the Company's employees are represented by a labor union. The Company considers its relations with its employees to be good.

        Aureal, Aureal 3D, A3D and the A3D logo are trademarks of Aureal Semiconductor Inc. Other trademarks referred to herein are properties of their respective owners.

        Aureal was incorporated as Media Vision Inc. in California in May 1990 and was reincorporated in Delaware as Media Vision Technology Inc. in November 1992. The Company emerged from reorganization under Chapter 11 of the U.S. Bankruptcy code on December 30, 1994 and in November 1995 changed its name to Aureal Semiconductor Inc. Unless the context otherwise requires, "Aureal" and the "Company" refer to Aureal Semiconductor Inc., a Delaware corporation, and its predecessor and subsidiary. The Company's principal executive offices are located at 4245 Technology Drive, Fremont, California 94538, and its telephone number is (510) 252-4245. See "INFORMATION INCORPORATED BY REFERENCE."

                           FORWARD LOOKING INFORMATION

        This Prospectus, including the information incorporated by reference herein, contains forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements as a result of the risk factors set forth below and others detailed from time to time in the Company's periodic reports filed with the Commission.

                                  RISK FACTORS

        In addition to the other information in this Prospectus or incorporated herein by reference, the following factors should be considered carefully in evaluating the Company and its business before purchasing the Common Stock offered hereby:

        HISTORY OF LOSSES AND ACCUMULATED DEFICIT; EXPECTATION OF FUTURE LOSSES. The Company emerged from bankruptcy on December 30, 1994. Since that time the Company has incurred losses, in the aggregate amount of $139 million, from (1) its previous retail products operations in 1995, and (2) during the research and development phases of its advanced audio technologies business operations in 1996 and 1997. The majority of the Company's revenue in 1996 and 1997 has consisted of fees from the licensing of its audio technologies. While the Company sees licensing as an important process to develop market knowledge and acceptance of its technologies as well as generating operating revenues, its primary business is to develop and sell semiconductor products.

        The Company currently has three semiconductor products in full production. The Company has not generated significant revenues from any of these products to date. The Company is working to secure design wins for each of these products, however, there can be no assurance that the Company will be able to sell significant volumes of any of its semiconductor products in the future. Future profitability, if any, is highly dependent on the Company securing design wins for its products and shipping significant volumes thereof. There can be no assurance that the Company will attain profitability or generate positive cash flows.

        NEW TECHNOLOGIES AND PRODUCTS DEVELOPED WITH NEW TECHNOLOGIES. The Company's success depends on its ability to develop and market new technologies aimed at advancing the level of audio quality in the PC and consumer electronics devices. With respect to the PC Market, audio technology is shifting from utilization of the ISA bus to utilization of the more advanced (higher band-width) PCI bus. This change enables advanced digital audio functionality including positional 3D audio, streaming audio and higher quality presentation. There can be no assurance that the shift from ISA-based audio to PCI-based audio will occur in a timeframe for the Company to benefit from its PCI-based products and technologies. As new technologies are developed, there can be no assurance that markets will develop for them, or that markets will develop on a timely basis for the Company to benefit therefrom.

        The success of new products depends on a number of factors, including timely completion of product development, market acceptance of the Company's and its customers new products and the Company's ability to offer new products at competitive prices. Incorporating the Company's new products into its OEM customers' new product designs requires the anticipation of market trends and performance and functionality requirements of OEMs, the development and production of products that meet the timing and pricing requirements of OEMs and that can be tested and be available in a timely manner consistent with the OEM's development and production schedule. Accordingly, in selling to OEMs, the Company can often incur significant expenditures in advance of volume sales, if any, of new products. There can be no assurance that the Company will be able to successfully identify new product opportunities, develop and market new products, achieve design wins or respond effectively to the new technological changes or product announcements by others. A failure in any of these areas could have a material adverse effect on the Company's business, financial condition and results of operations.

        Each successive generation of microprocessors has provided increased performance, which could in the future result in a microprocessor capable of performing advanced audio functions to an extent that the need or preference for the Company's products could be eliminated. In this regard, Intel Corporation has created the MMX functionality with its Pentium line of processors and is promoting the processing power of MMX for data and signal intensive functions such as graphics and audio processing. A product with the processing power required to execute high quality audio, video and graphics simultaneously with all other functions which the host processor does, has not yet been marketed by Intel. The Company believes that advanced audio processing, done in conjunction with either video or graphics processing is best performed with a separate accelerator chip in addition to the host processor. There can be no assurance that the increased capabilities of microprocessors will not adversely affect demand for the Company's products.

        DEPENDENCE ON SINGLE PRODUCT LINE AND THE PC AND CONSUMER ELECTRONICS MARKETS. The Company has historically derived substantially all of its revenues from its products, all of which are related to advanced audio solutions for the PC and consumer electronics markets. The Company expects that future revenues, if any, will continue to be derived from such products. The failure of this market to continue to grow, any reduction in demand as a result of increased competition in this market, technological change, failure by the Company to introduce new versions of products acceptable to the marketplace or other similar factors would have a material adverse effect on the Company's business, operating results and financial condition.

        COMPETITION AND PRICING PRESSURES. The markets in which the Company competes are intensely competitive and are characterized by evolving industry standards, rapid technological advances resulting in relatively short product life cycles, price reductions, significant price/performance improvements and frequent new product introductions. The Company expects competition to increase in the future from existing competitors and from other companies that may enter the markets with products that may be less costly or provide higher performance or additional features. The Company is unable to predict the timing and nature of any such competitive product offerings. In general, product prices in the semiconductor industry have decreased over the life of a particular product. The willingness of prospective customers to design the Company's products into their products depends to a significant extent upon the ability of the Company to price its products at a level that is cost-effective for such customers. As the markets for the Company's products mature and competition increases, the Company anticipates that prices for its products will continue to decline. If the Company is unable to reduce its cost sufficiently to offset declines in product prices or is unable to introduce new, higher performance products with higher product prices, the Company's business, financial condition and results of operations could be materially adversely affected.

        The Company anticipates that it will compete for the development of new technologies and for the sale of semiconductor products with a number of companies who have more extensive resources including financial, manufacturing, technical, marketing and distribution. In addition, some of those firms have greater intellectual property rights, broader product lines and longer-standing relationships with customers than the Company. The Company's competitors also include a number of emerging companies.

        The Company believes that its ability to compete successfully depends on a number of factors, both within and outside of its control, including the price, quality and performance of the Company's and its competitors' products, the timing and success of new product introductions by the Company, its customers and its competitors, the emergence of new multimedia PC standards, the development of technical innovations, the ability to obtain adequate foundry capacity and sources of raw materials, the efficiency of production, the rate at which the Company's customers design the Company's products into their products, the number and nature of the Company's competitors in a given market, the assertion of intellectual property rights and general market and economic conditions.

        Increased competition could result in price reductions, reduced gross margins and loss of market share, any of which could materially adversely affect the Company's business, financial condition or results of operations. There can be no assurance that the Company will be able to compete successfully against current or future competitors or that competitive pressures will not materially adversely affect its business, financial condition or results of operations.

        DEPENDENCE ON LINE OF CREDIT. Because it has not been profitable to date, the Company has had to secure a capital line of credit to provide it with the liquidity it needs to operate its business. In June 1998, the Company entered into a $40 million line of credit, and as of June 26, 1998 the Company had drawn approximately $365,000 on this line of credit. The interest rate on this line of credit is generally the prime rate plus 3% to 5%. Accordingly, the Company's liquidity has been negatively impacted, and will continue to be negatively impacted, as a result of the high cost of servicing this line of credit. There can be no assurance that this line of credit will be sufficient to meet the Company's needs. In the event the Company is required to secure additional capital, there can be no assurance that such capital will be available on acceptable terms or at all. If the Company is unable to obtain such additional capital, if needed, the Company may be required to reduce the scope of its operations, which would have a material adverse effect on the Company's business, financial condition and results of operations.

        DEPENDENCE ON FOUNDRIES. The Company is a "fabless" semiconductor firm, and hence, relies on independent foundries to manufacture all of its semiconductor products. Currently the Company utilizes two foundries, one domestic and one foreign, to manufacture its existing products. Both of these foundries have indicated to the Company that they have the manufacturing availability to provide for the Company's planned production of each product through at least 1998; however the Company's production relationship with each foundry is based only upon a purchase order and there is no assurance that either foundry will continue to provide adequate manufacturing capacity to the Company for its current level of production or its expected increases in production levels. If foundry capacity at either manufacturer is substantially reduced or not increased to meet the Company's anticipated production growth requirements, such reductions or lack of increases could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, there can be no assurance that either foundry will continue to manufacture the Company's semiconductor products. In the event that either or both foundries cease to manufacture the Company's semiconductor products, the Company would have to contract with alternative foundries. There can be no assurance that the Company would be able to contract with alternative foundries in a timely manner or at all. The failure to do so would have a material adverse effect on the Company's business, financial condition and results of operations.

        The manufacture of semiconductor products is a highly complex and precise process. Minute levels of contaminants in the manufacturing environment, defects in the masks used to print circuits on wafers, difficulties in the fabrication process or other factors can cause a substantial percentage of wafers to be rejected or a significant number of die on each wafer to be non-functional. Many of these problems are difficult to diagnose, time-consuming or expensive to remedy. The Company's foundries have experienced irregular yields in the manufacture of the Company's products. These irregularities have not had a material adverse effect on the Company's business, financial condition or results of operations. However, there can be no assurance that the Company's foundries will not experience irregularities or adverse yield fluctuations in the manufacturing processes in the future which could have a material adverse effect on the Company's business, financial condition and results of operations. Any yield or other production problems or shortages of supply experienced by the Company or its foundries could have a material adverse effect on the Company's business, financial condition and results of operations.

        DEPENDENCE ON PROPRIETARY TECHNOLOGY. The Company relies on a combination of patents, trade secret, copyright and trademark laws, nondisclosure agreements, and other contractual provisions and technical measures to protect its proprietary rights. There can be no assurance that such measures will be adequate or safeguard the proprietary technology underlying the Company's products, or that its agreements with employees, consultants and others who participate in the development of its products will not be breached, that the Company will have adequate remedies for any breach or that the Company's proprietary information or trade secrets will not otherwise become known. Moreover, notwithstanding the Company's efforts to protect its intellectual property, there can be no assurance that competitors will not be able to develop products which are equal or superior to the Company's products without infringing any of the Company's intellectual property rights. In addition, effective protection of intellectual property rights may be unavailable or limited in certain countries. Accordingly, there can be no assurance that the Company's means of protecting its intellectual property will be adequate or that the Company's competitors will not independently develop similar technologies or products.

        In March 1998, the Company was served with a suit for patent infringement filed by Creative Technology Ltd., a Singapore corporation ("Creative"), and its subsidiary, E-MU Systems, Inc., a California corporation ("E-MU") in the U.S. District Court, Northern District of California. The suit alleges that the Company's Vortex AU8820 AC'97 Digital Audio Processor infringes on a patent which describes a specific implementation for an electronic musical instrument designed by E-MU. Creative and E-MU seek, among other things, a preliminary and permanent injunction against continuing acts of infringement by the Company and an accounting of damages plus interest. The Company has reviewed the allegations in the complaint and believes that the action is without merit and intends to vigorously pursue defense of this action.

        Shiva Holdings Limited ("Shiva") filed a cross-complaint against the Company in December 1997 in the Superior Court of Santa Clara, California. The cross-complaint alleges breach of contract, breach of implied covenant of good faith and fair dealing, fraud and negligent misrepresentation in connection with the Agreement for Purchase of Certain Assets entered into between Shiva and the Company in February 1996. The Company had filed an action against Shiva for breach of contract and specific performance in connection with the failure of Shiva to perform under the February 1996 agreement between the companies. In its cross-complaint, Shiva alleges that the Company made certain misrepresentations in the sale of assets by the Company to Shiva and is seeking damages in excess of $1,000,000. The Company believes that the claims by Shiva are groundless and intends to defend them vigorously.

        Litigation may be necessary to resolve the claims asserted by Creative, and E-MU and Shiva and any other claims asserted in the future to defend against claims of infringement or invalidity or to enforce and protect the Company's intellectual property rights. There can be no assurance that the Company will prevail in any litigation with Creative, E-MU and Shiva or any other party. Any such litigation, whether or not determined in the Company's favor or settled by the Company, would be costly and would divert the efforts and attention of the Company's management and technical personnel from normal business operations, which could have a material adverse effect on the Company's business, financial condition and results of operations. Adverse determinations in litigation could result in the loss of the Company's proprietary rights, subject the Company to significant liabilities, require the Company to seek licenses from third parties or prevent the Company from licensing its technology, any of which could have a material adverse effect on the Company's business, financial condition and results of operations.

        DEPENDENCE ON KEY PERSONNEL. The Company's success depends to a significant extent upon the continued services of key engineering, marketing, sales and management personnel. The Company's employees may voluntarily terminate their employment with the Company at any time. The Company recognizes the value of the contributions of each of its employees and has developed compensation programs, including stock option plans for granting of options to all employees, designed to retain its employees. Competition for such employees is intense and the loss of the services of such employees could have a material adverse effect on the Company's business, financial condition and results of operations.

        FACTORS INHIBITING TAKEOVER. The Company is subject to the provision of
Section 203 of the Delaware General Corporation Law, which imposes certain restrictions on the ability of a third party to effect an unsolicited change in control of the Company. In addition, the Company's Amended and Restated Certificate of Incorporation does not provide for cumulative voting in the election of directors, and certain provisions of the Company's Amended and Restated Certificate of Incorporation and Bylaws, including the provision which divides the Board into three separate classes, may have the effect of delaying or preventing changes in control or management of the Company.

        TRADING IN THE NON-NASDAQ OVER-THE-COUNTER MARKET; DISCLOSURE RELATING TO LOW PRICED STOCK. The Company's Common Stock trades only on the OTC Bulletin Board and the trading volume has been generally light. The Company does not currently meet the requirements of the Nasdaq National Market or other national stock exchanges. There can be no assurance that the Company will meet the listing requirements or that it will be accepted for trading on any such national exchange in the future.

        Because the Company's securities trade on the non-NASDAQ over-the-counter market, an investor may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities. In addition, because the Company's securities are not listed on NASDAQ, trading in the Common Stock is also subject to certain rules promulgated under the Exchange Act, which require additional disclosure by broker-dealers in connection with any trades involving a stock defined as a penny stock (generally, any non-NASDAQ equity security that has a market price of less than $5.00 per share, subject to certain exceptions). Such rules require the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith, and impose various sales practice requirements on broker-dealers who sell penny stock to persons other than established customers and accredited investors (generally institutions). For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transactions prior to sale. On July 9, 1998, the closing price for the Company's Common Stock was $2.156 per share. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in the Company's Common Stock, and severely limit the market liquidity of the Company's Common Stock and the ability of purchasers of the Company's Common Stock to resell such securities in the secondary market.

        RISK OF ADDITIONAL SHARES SOLD IN THE PUBLIC MARKET. Because holders of the Series A Shares may convert such shares into shares of the Company's Common Stock at the Variable Conversion Price, the exact number of shares of Common Stock which the Company may issue upon conversion of the Series A Shares is not presently known. There is no minimum to the Variable Conversion Price. Accordingly, if holders of the Series A Shares elect to convert such shares at the Variable Conversion Price, some number of shares of Common Stock greater than the 3,750,000 shares registered herein may be registered and sold into the public market. The sale of such a large number of shares of Common Stock may adversely affect the prevailing market price of the Company's Common Stock. In addition, the issuance of such a large number of shares of Common Stock may cause substantial dilution to current stockholders.

        Because of the Variable Conversion Price feature of the Series A Shares, holders of such shares may have an incentive to take certain actions, including shorting the Company's Common Stock, to decrease the market price of such Common Stock. Upon a decrease in the market value of the Company's Common Stock, holders of the Series A Shares may then elect to convert such shares at the Variable Conversion Price and thereby receive a greater number of shares of the Company's Common Stock. Short selling is illegal if used to manipulate the price of the Company's Common Stock for profit and the Company has no knowledge that a holder of Series A Shares intends to take any action which may cause the price of the Company's Common Stock to fall. However, there can be no assurance that holders of the Company's Series A Shares or others will not short the Company's stock or take such other actions, the effect of which may be to drive down the market price of the Company's Common Stock such that, upon conversion of the Series A Shares based on the Variable Conversion Price, the holders thereof will receive a greater number of shares of the Company's Common Stock.

        YEAR 2000 COMPLIANCE. The Company uses a number of computer software programs and operating systems in its internal operations, including applications used in financial business systems and various administration functions. To the extent that these software applications contain source code that is unable to appropriately interpret the upcoming calendar year "2000," some level of modification or even possibly replacement of such source code or applications will be necessary. The Company is in the process of identifying the software applications that are not "Year 2000" compliant. Given the information known at this time about the Company's systems, coupled with the Company's ongoing efforts to upgrade or replace business critical systems as necessary, it is currently not anticipated that these "Year 2000" costs will have a material adverse impact on the Company's business, financial condition and results of operations. However, the Company is still analyzing its software applications and, to the extent they are not fully "Year 2000" compliant, there can be no assurance that the costs necessary to update software or potential systems interruptions would not have a material adverse effect on the Company's business, financial condition and results of operations. The Company is not aware that any of its key suppliers or customers are not fully "Year 2000" compliant. If any of its key suppliers and customers are not yet fully "Year 2000" compliant, there can be no assurance that such non compliance would not have a material adverse effect on the Company's business, financial condition and results of operations.

        CONCENTRATION OF STOCK OWNERSHIP. Currently, approximately 76% of the outstanding Common Stock is controlled by three parties, each of whom control at least 10% individually. There can be no assurance that the liquidity of the market for the Common Stock will be maintained at or increase over its current levels, and the trading price for the Common Stock may be influenced by the volume and liquidity of the market for the Common Stock. Sales of a large percentage of the Company's total outstanding Common Stock may have an adverse effect on the market price for such securities.

                                 USE OF PROCEEDS

        The Company will receive the proceeds from the exercise of the Warrants, if any, and expects to use such proceeds, if any, for working capital. The Company will not receive any proceeds from conversions of the Series A Shares. The Company will not receive any proceeds from the sale of the shares of Common Stock by the Selling Stockholders and all proceeds will go to the Selling Stockholders to be used for their own purposes.

                              SELLING STOCKHOLDERS

        The Selling Stockholders hold Common Shares and will hold shares of Common Stock which are issuable upon conversion of the Series A Shares and exercise of the Warrants, if any. The table below lists the Selling Stockholders, the number of shares of Common Stock which each owns or will own, assuming a conversion date of April 13, 1998, the number of shares of Common Stock subject to sale pursuant to this Registration Statement and the number of shares of Common Stock each would own assuming sale of all shares of Common Stock registered by this Registration Statement.(1)


                                       Shares Beneficially          Shares To Be Sold
     Selling Stockholder(2)         Owned Before Offering(1)        In The Offering(3)
-----------------------------      -------------------------        ------------------
Banque Edouard Constant SA                   160,000                      160,000
Kemco Trust S.A.
P.O. Box 6432
2, Rue Jargonant
Geneva, Switzerland 1211
                                             160,000                      160,000
Banque Franck SA
Faisal Finance SA
Colntrin
84, Avenue Louis-Casal
Geneva, Switzerland 1216

Cranshire Capital, L.P.                       80,000                       80,000
770 Frontage Road, Suite 134
Northfield, IL 60093

Lakeshore International, Ltd.                800,000                      800,000
EBF & Associates
601 Carlson Parkway, Suite 200
Minnetonka, MN 55305

LaRoque Trading Group, LLC                   400,000                      400,000
440 South LaSalle, Suite 701
Chicago, IL 60605

Keyway Investments, Ltd.                     300,000                      300,000
Midland Walwyn Capital, Inc.
BCE Place
181 Bay Street, Suite 500
Toronto, Ontario, CANADA M5J 2V8

Queensway Financial Holdings                 100,000                      100,000
Limited
90 Adelaide Street, West
Toronto, Ontario, CANADA M5H 3V9

Swartz Investments LLC(4)                     70,000                       70,000
1080 Holcomb Bridge Road
200 Roswell Summit, Suite 285
Roswell, Georgia 30076

Eric S. Swartz(5)                             34,792                       34,792

Kendrick Family Partnership, LP(5)            34,792                       34,792

P. Bradford Hathorn(5)                         3,500                        3,500

Gerald David Harris(5)                        10,324                       10,324

Glenn R. Archer(5)                             3,500                        3,500

Carlton M. Johnson, Jr.(5)                     2,500                        2,500

                                       Shares Beneficially          Shares To Be Sold
     Selling Stockholder(2)         Owned Before Offering(1)        In The Offering(3)
-----------------------------      -------------------------        ------------------
Davis C. Holden(5)                             2,000                        2,000

Frank G. Mauro(5)                             34,792                       34,792

H. Nelson Logan(5)                             1,000                        1,000

Kelley E. Smith(5)                             1,000                        1,000

James David Mills(5)                           1,000                        1,000

Dwight B. Bronnum(6)                             500                          500
8309 Dunwoody Avenue
Atlanta, GA 30350

Robert L. Hopkins(6)                             500                          500
8309 Dunwoody Avenue
Atlanta, GA 30350

Enigma Investments, Ltd.(6)                    5,600                        5,600
P.O. Box 1894
Elizabethan Square
George Town
Grand Cayman

Charles B. Krusen(6)                           4,200                        4,200
465 Park Avenue
New York, NY 10022

    Total                                  2,210,000                    2,210,000

------------------------------

(1) The number of shares set forth in the table represents an estimate of the number of shares of Common Stock to be offered by the Selling Stockholders and assumes the exercise of all Warrants issued as described in this Prospectus. Pursuant to the Company's agreement with the Selling Stockholders as set forth in the Financing Agreements, the number of shares of Common Stock registered by this Registration Statement equals approximately 188% of the shares of Common Stock that would be issued had the Series A Shares been converted on April 13, 1998. The actual number of shares of Common Stock issuable upon conversion of Series A Shares and exercise of the Warrants issued or issuable is indeterminate, is subject to adjustment and could be materially more than such estimated number depending on factors which cannot be predicted by the Company at this time, including the future market price of the Common Stock. The actual number of shares of Common Stock offered hereby, and included in the Registration Statement of which this Prospectus is a part, includes such additional number of shares of Common Stock as may be issued or issuable upon conversion of the Series A Shares and exercise of the issued or issuable Warrants by reason of the floating rate conversion price mechanism or other adjustment mechanisms described therein, or by reason of any stock split, stock dividend or similar transaction involving the Common Stock, in order to prevent dilution, in accordance with Rule 416 under the Securities Act. Pursuant to the terms of the Series A Shares, if the Series A Shares had been actually converted on April 13, 1998, the conversion price would have been $2.50, at which price the Series A Shares would have been converted into approximately 2,000,000 shares of Common Stock. Pursuant to the Certificate of Designation of the Series A Shares, the Series A Shares are convertible by any holder only to the extent that the number of shares of Common Stock thereby issuable, together with the number of shares of Common Stock owned by such holder and its affiliates (but not including shares of Common Stock underlying unconverted shares of Series A Shares) would not exceed 5.0% of the then outstanding Common Stock as determined in accordance with Section 13(a) of the Exchange Act. None of the share amounts set forth in the table currently represent greater than 5% of the total outstanding Common Stock of the Company.

(2) The persons named in the table have sole voting and investment power with respect to all shares of Aureal Common Stock shown as beneficially owned by them, subject to community property laws, where applicable.

(3)     Assumes the sale of all shares offered hereby.


(4) The Common Shares held by this stockholder were issued by the Company as compensation for services rendered.

(5) The address for such stockholders is c/o Swartz Investment LLC, 1080 Holcomb Bridge Road, 200 Roswell Summit, Suite 285, Roswell, Georgia 30076. These stockholders are employees of or otherwise affiliated with Swartz Investment LLC.

        All shares of Common Stock held by this stockholder will be issued upon exercise of the Definitive Warrants, which were issued to such stockholder as compensation for services rendered.

(6) These persons which are not affiliates or employees of Swartz Investments, LLC, performed services on behalf of Swartz in conjunction with the sale of the Series A Shares.

        All shares of Common Stock held by this stockholder will be issued upon exercise of the Definitive Warrants, which were issued to such stockholder as compensation for services rendered.


                              PLAN OF DISTRIBUTION

        The Shares being offered by the Selling Stockholders or their respective pledgees, donees, transferees or other successors in interest, will be sold in one or more transactions (which may involve block transactions) on the OTC Bulletin Board or on such other market on which the Common Stock may from time to time be trading, in privately-negotiated transactions, through the writing of options on the Shares, short sales or any combination thereof. The sale price to the public may be the market price prevailing at the time of sale, a price related to such prevailing market price or such other price as the Selling Stockholders determine from time to time.

        The Selling Stockholders or their respective pledgees, donees, transferees or other successors in interest, may also sell the Shares directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers. Brokers acting as agents for the Selling Stockholders will receive usual and customary commissions for brokerage transactions, and market makers and block purchasers purchasing the Shares will do so for their own account and at their own risk. It is possible that a Selling Stockholder will attempt to sell shares of Common Stock in block transactions to market makers or other purchasers at a price per share which may be below the then market price. There can be no assurance that all or any of the Shares offered hereby will be issued to, or sold by, the Selling Stockholders. The Selling Stockholders and any brokers, dealers or agents, upon effecting the sale of any of the Shares offered hereby, may be deemed "underwriters" as that term is defined under the Securities Act or the Exchange Act, or the rules and regulations thereunder.

        The Selling Stockholders and any other persons participating in the sale or distribution of the Shares will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of any of the Shares by the Selling Stockholders or any other such person. The foregoing may affect the marketability of the Shares.

        The Company has agreed to indemnify in certain circumstances the Selling Stockholders against certain liabilities, including liabilities under the Securities Act. The Selling Stockholders have agreed to indemnify in certain circumstances the Company against certain liabilities, including liabilities under the Securities Act.

        The Company has agreed to use its best efforts to keep the Registration Statement, of which this Prospectus constitutes a part, effective until the earlier of (i) the date on which the Selling Shareholders can sell all the Shares pursuant to Rule 144 of the Security Act (without regard to volume limitations), or (ii) when all of the Shares have been resold pursuant to Rule 144 or an effective registration statement.

                                  LEGAL MATTERS

        The legality of the Shares is being passed upon by Gray Cary Ware & Freidenrich LLP, Palo Alto, California.

                                     EXPERTS

        The consolidated financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K/A-2 of AUREAL SEMICONDUCTOR INC. for the year ended December 28, 1997 have been so incorporated in reliance on the report of Arthur Andersen LLP, independent accountants, given on the authority of such firm as experts in auditing and accounting.

================================================================================

NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING DESCRIBED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES, OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.


                                TABLE OF CONTENTS

                                                                              PAGE
                                                                              ----
Available Information ..................................................       3
Information Incorporated By Reference ..................................       3
The Company ............................................................       3
Forward Looking Information ............................................       4
Risk Factors ...........................................................       5
Use Of Proceeds ........................................................       7
Selling Stockholders ...................................................       8
Plan Of Distribution ...................................................       9
Legal Matters ..........................................................      10
Experts ................................................................      10


                                3,960,000 SHARES



                            AUREAL SEMICONDUCTOR INC.


                                  COMMON STOCK



                                   PROSPECTUS




                                 July 10, 1998

================================================================================